Exhibit 11.1

USWEB CORPORATION

CALCULATION OF NET LOSS PER SHARE
(In thousands, except per share amounts)
(Unaudited)

	Three months ended June 30.		Six months ended June 30,
	1999	1998	1999	1998
Net loss	$ (22,573)	$ (61,112)	$ (74,248)	$ (76,367)

Weighted average common shares outstanding	74,436	56,025	70,764	55,079
Shares deemed outstanding under stock bonus arrangements for employees of acquired companies	2,368	623	1,884	663

Total weighted average common shares outstanding	76,804	56,648	72,648	55,742

Basic and diluted net loss per share	$ (0.29)	$ (1.08)	$ (1.02)	$ (1.37)

Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 for all periods presented. The computation excludes: (i) acquisition-related shares held in escrow, and (ii) Common Stock subject to repurchase rights. The computation of net loss and diluted supplemental net loss per share excludes Common Stock issuable upon exercise of certain employee stock options and upon exercise of certain outstanding warrants, as their effect is antidilutive.